GD Culture Group Ltd
22F - 810 Seventh Avenue,

New York, NY 10019

July 31, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Attn:	Ms. Nasreen Mohammed
Mr. Adam Phippen
Ms. Jenna Hough
Ms. Taylor Beech

Re:	GD Culture Group Limited Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023 Filed July 22, 2024 File No. 001-37513

Dear Ms. Mohammed, Mr. Phippen, Ms. Hough and Ms. Beech

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K filed with the Commission on July 22, 2024 by GD Culture Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response.

Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023

General

1.	We note your disclosure in response to comment 1 and throughout your filing you state that you were “advised by” counsel regarding your conclusions on the applicability of certain PRC regulations. Please provide proposed disclosure for future filings that clarifies whether or not you have relied on the opinion of counsel, and if not, explain why.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we will disclose in future filings that the conclusions on the applicability of certain PRC regulations are “based on the opinion of our PRC counsel, Junjin Law Firm.”

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

GD Culture Group Limited

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer